THE ABSENCE OF VIOLET — THE MOVIE



LETTER ⌄

Dear investors,

Thank you again for believing in The Absence of Violet. 2025 was a foundational year for the project. Rather than rushing forward, we focused on building this production carefully, preserving capital, and paying for important development and pre-production work such as producing, casting, legal/immigration, and location-related groundwork. We are grateful to have finished the year with substantial funds still in the company and a stronger base to build from. Independent films often take longer than hoped, but we remain committed to making this project the right way. Your support helped move this film from an idea into a real, actively developing production, and we are deeply grateful to have you with us as we work toward the next stage.

We need your help!

Warm introductions to film investors, executive producers, HNWIs with interest in film, or other strategic supporters who could help us close financing and move the film toward production. Even a single meaningful connection could help us materially advance the film. Lesser but still significant on our radar: We'd also appreciate introductions to people with experience in independent film financing, packaging, sales, distribution, and partnerships who may be aligned with the project and open to conversation.

Sincerely,

Jack Chakerian

Writer-Director

How did we do this year?

REPORT CARD

B+

☺ The Good

We successfully closed our Wefunder raise and built a strong community of supporters around The Absence of Violet.

We continued development and pre-production, including casting, legal/immigration, and location groundwork.

We secured Washington Filmworks support, giving the project both financial upside and adding reputational validation.

reputational validation.

☹ **The Bad**

As expected with an independent film, development and financing timelines moved slower than originally hoped.

We have not yet completed the full financing needed to move into production.

Some work had to be paced carefully so we could preserve capital and stay disciplined with spending.

2025 At a Glance

February 26 to December 31



$0
Revenue



-$31,239
Net Loss



$0
Short Term Debt



$210,697
Raised in 2025



$154,903
Cash on Hand

We ❤ Our 120 Investors

Thank You For Believing In Us

Andre Harrell	David McKay	Rudy Ledbetter	Douglas Walton	Debra Farber	Claude Chen
Jason Burchard	Raymond Zachariasse	David Widder-Varhegyi	Anj Pettigrew	Carla Cox	Jani Jeric
Jason Yeager	Richard Liu	Brandon Pringle	Gary Romano	Amanda Camp	Jeremy Carr
Paul Kapsar	Allison Azhocar	Geoffrey Christopher	Jared Garrett	Tom Townsend	James Fakhoury
Daniel Torres	Edgar Rivera	Haden Anthony Land	Brian Allen	Danae Collura	Dorena Battaglino
Alec Stais	Alexander P.	Jacob Jessop	Rod Kramer	Ogbonna Mills	Vera Schneider
Cory Rausch	Morgan Iacolucci	Tyson Heriot	Jess Morales	Casey Margolis	Sam Chakerian
Kari Purdy	Lydia Kimani	Vedant Akhauri	Mike Clarke	Kathy Fox	Daniel DeVous
Christina Peters	Brian Koehler	Kevin Boldt	Kevin McOCEAN	Eve Storm Johnson	Pavel Velkovsky
Kathryn Stewart	Melissa Erickson	Molly Muse	Gerard Gaimari	Zak Nic	Bianca Penuelas
Aiza Abelon	Kyle Skalisky	Catrina F. Rodriguez	William Corry	Terrell Gill	Amanda Hendricks
Christopher Zane Cash	Marissa Woolsey	Debbie Pryse	Peter Moon	Jorge QUINTAS	Jennifer Everly
Hector Aguilar	Whitt Kelly	Jack Chakerian	Dean Newhart	Bethany Bjorklund	Jonathan Sherer
Thomas Parker Chakerian	Brit Olson	James Southward	Ben Johnson	James THORNTON	Nick Culbert
Michael Roache	Alana Dee	Jack Olorenshaw	Jens Luebeck	Leonardo Daher	Neil Jariwala
Brian Delahunt	Lisa Veysey-gosser	Mark Goldenstein	Charles K Pinkus	Anthony Paul Rampton	Ryan Blair
Erin Bernau	David Solondz	John Ontiveros	Mark A Herrmann	Anthony DeMarco	Shane O'Connor
Julie Kestle-Smith	Arnab Dutta	Tommy Meisel	Phoebe Morris	Daniela Sanchez	

Thank You!

From the THE ABSENCE OF VIOLET — THE MOVIE Team



Jack Chakerian

Writer-Director

Seattle-based multi-award winning writer

Seattle-based multi-award winning writer, director and editor who has previously created narrative work in animation and live-action, both in the US and overseas. His most recent work includes includes TRASH WHISPERER,...



Sean Patrick Burke

Producer

Produced Sundance winner AS YOU ARE and EP'd box office hit SUPER TROOPERS 2. Raised equity for A VIOLENT SEPARATION (Alycia...



Emily Sheehan

Executive Producer

As of 2025, wrapped ANY DAY NOW, BEFORE A WEDDING, and Tribeca premiere THE EVERYTHING POT (Lisa Edelstein). Her feature FREIGHT...



Alexis Allen-Winter

Casting Director

LA-based casting director known for attaching top-tier talent to elevate projects for financing and distribution. Her credits include ENDER'S GAME,...



Albert G. Casademunt

Director of Photography

Shot over 50 diverse productions, including award-winning narrative films, documentaries, and commercials. Recently served as Do...



Tyson Heriot

Composer

A seasoned composer and musician in
the PNW with a rich background in film
scoring, music production, and
performance. He has scored multiple...

Details

The Board of Directors

Director	Occupation	Joined
Jack Chakerian	@	2025

Officers

Officer	Title	Joined
Jack Chakerian		2025

Voting Power ?

Holder	Securities Held	Voting Power
Jack Chakerian	500 Units	50.0%
Sean Patrick Burke	500 Units	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2025	$210,697		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	1.000	1.000	Yes

Warrants: 0

Options: 0

Form C Risks:

Film investment is inherently risky, and there is no guarantee that the film will recoup its budget or generate a profit. Even with strong execution, factors like market conditions, distribution challenges, and audience reception can impact financial returns.

While we will pursue the most viable distribution avenues (theatrical, streaming, and VOD), securing a distribution deal is never guaranteed. The evolving film market, shifting audience preferences, and competition from larger studios can affect the film's ability to reach profitability.

Despite careful budgeting and planning, unexpected costs (e.g., weather delays, location issues, or unforeseen post-production expenses) could impact the final budget. If additional funds are needed, investors may face delays in recoupment.

The film industry is subject to various legal agreements, including licensing, rights management, and contractual obligations with talent and crew. Any legal disputes or issues with intellectual property rights could affect the film's release and financial performance.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The success of a film heavily depends on audience reception and critical reviews. Even with strong storytelling and execution, factors such as changing audience trends, marketing reach, and festival performance can influence how the film is received, ultimately impacting its financial success.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the

value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units; the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common units; the hiring of key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TAOV FILM LLC

Washington Limited Liability Company
Organized February 2025
0 employees

Seattle WA https://instagram.com/theabsenceofviolet

Business Description

Refer to the THE ABSENCE OF VIOLET — THE MOVIE profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

THE ABSENCE OF VIOLET — THE MOVIE is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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